UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California

State or other jurisdiction of incorporation or organization

82-1240282

(I.R.S. Employer Identification No.)

1428 Franklin St, Oakland CA 94612

(Full mailing address of principal executive offices)

(650)743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Condition

As of June 30, 2025, EB PREC’s total assets increased by 7.4% as compared to December 31, 2024, from $10,994,123 to $11,807,375. This increase is primarily due to a combination of 1) grant funding received and not yet spent, and 2) new equity investments through a new Regulation D offering of our investor owner shares started this year. In the first six months of 2025, EB PREC received a $450,000 grant from the Sustainable Economies Law Center (the “Law Center”) and $143,000 in grants from the Local Initiatives Support Corporation (LISC). Depending on activities completed this year, some of these funds may not be recognized on our finalized books at the end of the year and instead deferred to next year. We have not had a public capital campaign this year, and while we did not sell any shares in 2024, we began to sell shares again in 2025 through Regulation D, and raised $879,000 in the first half of 2025 through the sale of investor owner shares.

One of the metrics we watch is our debt to asset ratio, which we define as total debt divided by total assets. This is a measure of the organization’s solvency, and is important to investors and lenders. As of June 30, 2024, our debt to asset ratio was 0.44 to 1. This means it would only take 44% of our assets to pay off all of our debts. This gives confidence to our lenders since EB PREC has more than enough assets to pay all lenders back in a worst case scenario where EB PREC might have to liquidate assets to pay back lenders, and in fact EB PREC has the capacity to take on a lot more debt before the ratio reaches 1 to 1, and our debt equals our assets.

The current liability “Deferred Revenue” represents grant and contract funds received in 2024 with deliverables not delivered until 2025. This amount of $1,187,500 is shown as Deferred Revenue in 2024, which is a current liability. In 2025 this amount has become grant income on the income statement, and adds to the net income calculated which shows up on the Equity side of the balance sheet.

Changes in Operating Expenses

Our Net Income  for the period January 1, 2025 through June 30, 2025, is approximately $1.1 Million, compared to $2.5 Million for the same period in 2024. While expenses for the same period are up by about $200,000, the major difference in our income sheet compared to last year is the grant income, which is down in 2024 compared to 2025 over the same period. This is not unusual, due to the inconsistent timing of grants and philanthropic funding cycles. While our grant income is down this year compared to last year so far, we do not see this as a consistent downward trend.

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The majority of the increase in expenses is consolidated in a handful of lines shown on our Profit and Loss statement.

●	Our largest expense line item, Salaries and Wages, which increased by 55% as compared to the same period last year. While we provided a small cost of living increase to existing staff salaries and wages, this major increase is due to two additional staffing hires in the second half of 2024, one hire in January 2025, and four additional hires in February 2025.
●	We saw a large increase in Legal and Professional Services, as we’ve brought on legal and technical support over the past few months with property management, design, entity formation, and other technical items.
●	We had a significant decrease in Repairs and Maintenance, as in 2024 we completed many necessary repairs at our Pippin st. property. We do expect an increase in spending there again later this year as we complete our soft story retrofit.
●	We also saw a decrease in our Contractors expense. This January we brought on a staff member to carry out repairs and maintenance at our properties, which increased our capacity to carry out these projects in-house. This increased our Salaries and Wages, but decreased Contractors, as we didn’t have to sub out as much work.

Revenue from Property, and Consulting

Revenue from Consulting, and from Properties (Resident Monthly Contributions) are both down about 20% in the first half of 2025 compared to the same period last year. Consulting income decreased mostly due to the loss of a consulting fee EB PREC received from LISC for our leadership in the 7th Street Thrives project in 2023 and 2024. This year similar funding was received from LISC through a grant, as described above, and was used to partially fund one of our new staff members to work on that project. While Resident Monthly Contributions saw a large increase in 2024 due to our acquisition of a 10-unit apartment building in East Oakland, the slight decrease in 2025 is due to vacancies in a couple of units which we are working to fill, as well as a slight decrease in rent at one of our existing units to support financial need of our residents. The lower half of our residential unit portfolio received rent increases to match inflation in January of this year, but the units with higher rents did not receive increases. We expect the second half of 2025 Residential Monthly Contributions to increase when the vacant units are filled, although we are offering 1 month concessions to incentivize filling the units.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $9,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $1,000,000 to EB PREC in 2024, and an additional $450,000. As of June 30, 2025, the Law Center was holding an additional $4.2 Million in grant funding for the purposes of developing EB PREC and furthering its mission, which may be disbursed upon request by EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

Dividends

In 2024 the Board passed a proposal to declare and distribute dividends, at the rate of 1.5% for shares held in the year 2023, excluding those who opted to waive their right to dividends. Roughly 44% of Investor Owners as of December 2022 have opted to waive their right to dividends. The total amount declared in 2024 was $26,819.95. In September 2025 the board passed a similar proposal to declare and distribute dividends, at the rate of 1.5% for shares held in the year 2024, excluding those who opted to waive their right to dividends. Since we did not sell any new shares in 2024, the individuals receiving dividends are the same. However, the amount increased slightly because some of those investors did not own their shares for the whole year in 2023, so their dividends were pro rated, while they all owned their shares for the entirety of 2024, so their dividends are not pro rated. The total dividends declared in 2025 came to a total of $30,903.75, and will be distributed by the end of the year.

Liquidity

Our cash comes from a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares, as well as earned revenue, donations, and member dues. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. As of June 30, 2025, 45% of the Cooperative’s assets are in liquid bank accounts or short term (6-month or shorter) certificates of deposit. This is up from 38% as of December 31, 2023, but about the same as June 30, 2024.

Since 2022 EB PREC has had enough capital on hand to invest in 3- and 6-month CDs, generally re-investing them as they mature. That investment has grown to over $3,000,000 in CDs as of June 30, 2025. In this way, we might generate a return on those funds that can be passed on to our investors as dividends with low risk, until the funds can be deployed into EB PREC properties. We expect to deploy approximately $5.5 Million into Esther’s Orbit Room through our subsidiary Orbit Properties LLC over 12 months starting in November 2025. In addition to this CD capital, we have approximately $4.5 Million in loans we plan to draw between October 2025 and July 2026 that can contribute to the construction costs at Esther’s. By June 30, 2026 we expect to be slightly less liquid overall due to the investment in Esther’s, but other factors that will impact our liquidity are our continued equity capital raise, and the potential of other property acquisitions during the same time period.

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Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Trend Information

Over the rest of 2025 and Q1 2026, we plan to lay the groundwork for our next capital campaign and level up our staff capacity to move quickly on property acquisitions and provide improved, holistic support for our Resident Owners. Over the rest of 2025 we are planning to recruit multiple staff to support with financial analysis and property management to fill out our team with the capacity we need. We are re-working our Owner Group Manual to improve the way we collaborate with our Owner Groups to build community power, co-create new methods of community engagement, and assess potential acquisitions for our cooperative.

While our mission stays true, the Bay Area real estate market in which we operate continues to be turbulent and high cost. The demand for affordable housing remains a critical concern in the Bay Area, with rising property values and limited housing stock exacerbating the situation for low-income residents. The Federal Reserve has cut rates slowly since 2024 highs, with a most recent 0.25% cut in 2025, and a 1% cut in 2024. These rates still feel high, relative to 2020 and 2021 record lows, but are not high relative to historic rates as high as 18% in the 1980s. The White House is pressuring the Fed to lower rates further, despite continued fear of inflation, price hikes due to tariffs, layoffs, and fears of a recession. Real estate prices are still very high despite interest rates, and a decrease in rates might contribute to further inflation of real estate prices, which looks a lot like a bubble. The impacts of political pressure on the Fed to cut rates is yet to be seen. Given the continued high interest rate environment, we believe that our current strategy for financing through deeply affordable/below market capital from Investor Owners and low-interest loans from foundations remains a solid strategy in order to keep up with such a high demand market. If rates do go down significantly we may try to take advantage of low rates and refinance some of our properties.

In addition to acquisition costs, we also have to consider construction costs. Supply chain issues, cost inflation, and labor shortages all have the capacity to substantially impact our upcoming construction at Esther’s Orbit Room, either with delays, or rising prices. It appears that supply chain issues are not as bad as they were at the height of the COVID-19 pandemic, and the price of wood has come down in the past few months, but we will be watching construction costs over the next year as we move through construction at Esther’s.1

EB PREC has decided to explore a more streamlined approach to preserving “naturally occurring” affordable housing, by not just pursuing properties that are brought to us by tenants, but pursuing properties that we find on the market, and approaching the tenants themselves to determine if they are mission aligned. While this approach may give us less time to organize with tenants and allow tenants to lead the process, it may lead to a more effective and streamlined process of preserving this affordable housing, and not letting these properties fall into the hands of new predatory landlords who will displace the residents. This strategy is partly due to the lack of affordable vacant properties on the market. Many of our members have a vision to purchase vacant multi-unit properties for their community, but those that are available are often offered at high prices because they expect high market rate income for those vacant units. Single Family Home properties in our market are similarly challenging, though they are more likely to be vacant, they usually have a significantly higher average price per unit compared to multifamily properties. By acquiring multiunit properties with existing low-income residents and affordable rents, it is more likely that the property price will be proportionally lower. We will stay tuned into both of these potential strategies, and make the best of the market to serve our various stakeholders.

Despite continued uncertainty in global capital markets and a rising interest rate environment, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2022 brought us our first investments directed to us from investment advisors. The demand we are seeing from investment advisors has the potential to unleash significantly more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. We did start selling shares again through Regulation D in 2025, and have mostly sold shares through investment advisor relationships, and are being diligenced by new investment advisors as well. Additionally, over the past 12 months we have worked closely with a new lender and have been approved for a $2.25 Million loan with very favorable below market rate terms. With this new loan, and two previously approved loans that we plan to draw on over the next 6 months, we anticipate our total assets to be over $15 Million by Quarter 1, 2026, at which time we will be getting ready to launch our next public investment campaign.

_____________________________

1 https://www.nahb.org/news-and-economics/housing-economics/national-statistics/framing-lumber-prices

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Item 2: Other

None.

Item 3: Consolidated Financial Statements

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East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of June 30, 2025 and December 31, 2024

Distribution account	Total
	As of June 30, 2025	As of December 31, 2024 (PP)
Assets
Current Assets
Bank Accounts
Cash	2,181,944.64	1,132,811.08
Certificates of Deposit	3,171,999.80	3,114,675.01
Total for Bank Accounts	$5,353,944.44	$4,247,486.09
Accounts Receivable	5,991.96	298,717.08
Other Current Assets
Deferred Tax Asset	4,000.00	4,000.00
Northern California Land Trust Loan	185,010.00	185,010.00
Prepaid Expenses		884.89
Prepaid Federal Income Taxes	887.00	887.00
Prepaid State Income Taxes	1,033.00	1,033.00
Taxes Receivable	7.21	7.21
Total for Other Current Assets	$190,937.21	$191,822.10
Total for Current Assets	$5,550,873.61	$4,738,025.27
Fixed Assets
Property and Equipment, net	$6,256,501.99	$6,256,098.54
Other Assets
Total for Assets	$11,807,375.60	$10,994,123.81
Liabilities and Equity
Liabilities
Current Liabilities
Accounts Payable	384,142.34	319,566.02
Credit Cards	1,277.48	0.00
Other Current Liabilities
Accrued Payroll		17,555.76
Ameriflex FSA/DCA Account	570.37	1,706.10
Ameriflex FSA/DCA Deductions	4,105.36	(3,088.48)
Benefit Liabilities	4,366.95	328.98
Calsavers	(17.00)	(21.48)
Deferred Revenue		1,187,500.00
Dividends Allocated to be Paid	1,994.70	20,284.12
Payroll Liabilities	528.60	528.60
Total for Other Current Liabilities	$11,548.98	$1,224,793.60
Total for Current Liabilities	$396,968.80	$1,544,359.62
Long-term Liabilities	$3,671,935.91	$3,734,511.00
Total for Liabilities	$4,068,904.71	$5,278,870.62
Equity
Additional Paid In Capital	1,350,000.00	1,350,000.00
Investor Owner	5,247,282.69	4,368,282.69
Retained Patronage Dividends	9,350.16	9,350.16
Retained Earnings	(12,379.66)	(49,176.14)
Net Income	1,144,217.70	36,796.48
Total for Equity	$7,738,470.89	$5,715,253.19
Total for Liabilities and Equity	$11,807,375.60	$10,994,123.81

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East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January 1-June 30, 2025 & 2024

Distribution account	Total
	Jan 1 - Jun 30 2025	Jan 1 - Jun 30 2024 (PY)
Income
Community Owner Dues	6,720.00	6,160.00
Consulting	96,461.01	122,739.29
Grants	1,777,803.00	2,876,041.67
Individual Donations	2,359.00	4,634.00
Resident Monthly Contributions	119,425.60	152,708.56
Sales of Product Income	910.07
Sustainer Donations	1,934.00	1,482.00
Total for Income	$2,005,612.68	$3,163,765.52
Cost of Goods Sold
Gross Profit	$2,005,612.68	$3,163,765.52
Expenses
Advertising & Marketing	3,591.84	1,116.83
Print Materials	937.07	1,281.76
Total for Advertising & Marketing	$4,528.91	$2,398.59
Bank Charges & Fees	635.74	657.10
Benefit Admin & Payroll Processing Fee	1,111.60	182.00
Contractors	25,882.97	41,755.06
Dues & Subscriptions	330.00	772.00
EB PREC Event Expenses	12,300.76	5,239.35
Insurance	30,458.71	25,651.14
Interest Paid	(2,082.24)	2,527.78
Job Supplies	12,042.14	4,213.95
Legal & Professional Services	195,332.23	51,572.78
Meals & Entertainment	523.36	1,210.13
Office Supplies & Software	29,087.25	10,172.93
PayPal Fees	636.54	751.26
Professional Development	898.00	106.50
Reimbursable Expenses	21,022.37
Rent & Lease	3,600.00	3,600.00
Repairs & Maintenance	35,016.63	144,293.50
Salaries & Wages	449,525.85	288,651.10
Employee Benefits	38,957.15	27,832.29
Payroll Tax Expense	41,598.92	24,471.29
Total for Salaries & Wages	$530,081.92	$340,954.68
Taxes & Licenses	0.00	12,635.41
Property Tax	18.40	56,456.97
State Income Taxes	800.00
Total for Taxes & Licenses	$818.40	$69,092.38
Utilities	20,147.71	25,616.48
Charitable Contributions		5,000.00
External Events/Conferences		51.75
Other Business Expenses		209.56
Travel		263.73
Total for Expenses	$922,373.00	$736,292.65
Net Operating Income	$1,083,239.68	$2,427,472.87
Other Income
Interest Earned	62,728.02	74,881.16
Misc. Income		38.87
Total for Other Income	$62,728.02	$74,920.03
Other Expenses
Reconciliation Discrepancies	1,750.00
Patronage Dividend		1,073.04
Total for Other Expenses	$1,750.00	$1,073.04
Net Other Income	$60,978.02	$73,846.99
Net Income	$1,144,217.70	$2,501,319.86

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January 1-June 30, 2025

Full name	Total
OPERATING ACTIVITIES
Net Income	1,144,217.70
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Payable (A/P)	64,576.32
Accounts Receivable (A/R)	292,725.12
Accrued Payroll	(17,555.76)
Ameriflex FSA/DCA Account	(1,135.73)
Ameriflex FSA/DCA Deductions	7,193.84
Benefit Liabilities	4,037.97
Calsavers	4.48
Deferred Revenue	(1,187,500.00)
Dividends Allocated to be Paid	(18,289.42)
Prepaid Expenses	884.89
Ramp Card	1,277.48
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$(853,780.81)
Net cash provided by operating activities	$290,436.89
INVESTING ACTIVITIES
10778-10786 Pippin Street	(815.00)
1726 7th Street	(98.12)
2096 California Avenue:Security Deposit - 2096 California Avenue	700.00
2447 Prince Street	(190.33)
Net cash provided by investing activities	$(403.45)
FINANCING ACTIVITIES
Investor Owner	879,000.00
Pass-Through Account	(60,000.00)
Security Deposits:Security Deposits 10778-10786 Pippen Street	(2,575.09)
Net cash provided by financing activities	$816,424.91
NET CASH INCREASE FOR PERIOD	$1,106,458.35
Cash at beginning of period	$4,247,486.09
CASH AT END OF PERIOD	$5,353,944.44

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2024

Total
OPERATING ACTIVITIES
Net Income	1,488,074.29
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	(35,718.66)
Northern California Land Trust Loan	50,000.00
Taxes Receivable	(7.21)
Accounts Payable (A/P)
Accrued Payroll	(13,498.20)
Benefit Liabilities	(766.66)
Benefit Liabilities:Calsavers	(197.32)
Dividends Allocated to be Paid	1,145.27
FFGF Loan	(24,291.20)
Payroll Liabilities	3.22
Stupski Foundation Loan	1,000,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$976,669.24
Net cash provided by operating activities	$2,464,743.53
INVESTING ACTIVITIES
10778-10786 Pippin Street:Capital Repairs-10778-10786 Pippin Street	(10,919.00)
2096 California Avenue:Security Deposit - 2096 California Avenue	600.00
Esther's Orbit Room:Capital Repairs	(31,032.13)
Net cash provided by investing activities	$(41,351.13)
FINANCING ACTIVITIES
Security Deposits:Security Deposits 10778-10786 Pippen Street	11,400.00
Retained Earnings	(17,609.99)
Net cash provided by financing activities	$(6,209.99)
Net cash increase for period	$2,417,182.41
Cash at beginning of period	3,540,330.10
Cash at end of period	$5,957,512.51

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East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2024 and June 30, 2025

	Investor Owner Stock	Additional Paid In Capital	Retained Patronage Dividends	Retained Earnings (Accumulated Deficit)	Total
Balance December 31 2023	$4,368,283	$1,350,000	$4,414	$2,092	$5,724,789
Stock Issued	$-	$-	$-	$-	$-
Dividends Paid	$-	$-	$-	$(1,073)	$(1,073)
Patronage dividends declared	$-	$-	$-	$-	$-
Patronage dividends payable	$-	$-	$-	$-	$-
Net Income	$-	$-	$-	$1,488,074	$1,488,074
Balance June 30 2024	$4,368,283	$1,350,000	$4,414	$1,489,093	$7,211,790

Balance December 31 2024	$4,368,283	$1,350,000	$9,350	$(14,920)	$5,712,713
Stock Issued	$879,000	$-	$-	$-	$879,000
Dividends Paid	$-	$-	$-	$-	$-
Patronage dividends declared	$-	$-	$-	$-	$-
Patronage dividends payable	$-	$-	$-	$-	$-
Net Income	$-	$-	$-	$1,144,218	$1,144,218
Balance June 30 2025	$5,247,283	$1,350,000	$9,350	$1,129,298	$7,735,930

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Item 4. Exhibits

Exhibit Number	Description
2.a*	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b*	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.a*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.c*	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
4*	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed July 31, 2024)
6.a*	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.b*	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.c*	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.d*	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.e*	Development Agreement #5 Between EB PREC and the Law Center (incorporated by reference to Exhibit 6.m to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.f*	General Fiscal Sponsorship Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.n to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.g	EB PREC Promissory Note from JTIC

* Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/30/2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session

Noni Session, Principal Executive Officer

Date 9/30/2025

By /s/ Ojan Mobedshahi

Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/30/2025

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